Exhibit 2

Oi S.A. – IN JUDICIAL REORGANIZATION

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

Publicly-Held Company

MINUTES OF THE 210th MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 5, 2018.

I. DATE, TIME AND PLACE OF THE MEETING: On the 5th day of December 2018, at 2pm

II. CALL NOTICE: Made by individual messages sent to the members of the Board Directors.

III. QUORUM AND ATTENDANCE: All members of the Board of Directors, who signed at the end, were present, as well as Mr. Pedro Wagner Pereira Coelho, as representative of the Fiscal Council. The following attended the meeting: Mr. Eurico de Jesus Teles Neto, Mr. Carlos Augusto Machado Brandão, Mr. Eduardo Ajuz, Mr. Silvio Almeida, Mr. Arthur José Lavatori Correa, Mrs. Daniella Geszikter Ventura, all representatives of the Company. In accordance with Judgment No. 148, item “g”, of March 19, 2018 of the National Telecommunications Agency (Agência Nacional de Telecomunicações) – ANATEL, Luis Claudio Santana Santoro also attended the meeting.

IV. BOARD: Chairman of the Meeting: Mr. Eleazar de Carvalho Filho; and Secretary of the Meeting: José Augusto da Gama Figueira.

V. AGENDA: (1) exercise of the subscription warrants relating to the capital increase resulting from the debt conversion (“Subscription warrants”) and common shares of the Company issued during the referred period (“Common Shares”) – 2nd tranche.

VI. RESOLUTIONS: The meeting having started, with regard to the single item of the Agenda, the members of the Board of Directors became aware of the results of the exercise of the Warrants, at the B3 and Banco do Brasil, from the beginning of Auction on October 25, 2018 until the closing of negotiations on December 03, 2018 of the Subscription Warrants,  including the American Depositary Warrants (“ADWs”) representing the Subscription Warrants, issued by the Company in connection with the capital increase made through the Capitalization of Unsecured Credits of Qualified Bondholders, as approved by the Board of Directors at a meeting held on March 5, 2018 and ratified on July 20, 2018. Upon verification of such results, the members of the Board of Directors confirmed the issuance of 3,314,745 (three million, three hundred fourteen thousand, seven hundred forty-five) Common Shares to the holders of the Subscription Warrants, including the custodian of the American Depositary Receipt program for delivery of American Depositary Shares (“ADSs”) to holders of the ADWs who exercised the right to subscribe for Common Shares granted by the Subscription Warrants, in the form and conditions set forth in the Material Fact disclosed by the Company on October 3, 2018. The Board of Directors also stated that the amounts paid in the exercise of Subscription Warrants will be entirely for the capital reserve. The Common Shares issued as a result of the exercise of the Warrants will confer upon their holders the same rights, advantages and restrictions conferred upon the holders of other Common Shares issued by the Company, including the right to receive dividends and/or interest on shareholders’ equity fully declared by the Company from the moment of their issuance. Due to the issuance of the Common Shares as a result of the exercise of the Subscription Warrants and ADWs, the Company`s capital stock is now represent by 2,298,246,619 (two billion, two hundred ninety-eight million, two hundred forty-six thousand, six hundred nineteen) common shares and 157,727,241 (one hundred fifty-seven million, seven hundred twenty seven thousand, two hundred forty one) preferred shares, all nominal and without par value. The Board of Directors also decided to authorize the Board of Executive Officers to take all necessary measures to ensure the delivery of the Common Shares issued as a result of the exercise of the Subscription Warrants, as well as the delivery of the ADSs as a result of the issuance of the ADWs.

VII. CLOSING: With nothing further to discuss, the Chairman of the Meeting adjourned the Meeting, and these minutes were drafted, read and approved, and signed by all of the Board Members and by the Secretary of the meeting.

Rio de Janeiro, December 05, 2018.

José Augusto da Gama Figueira

Secretary

Current Board Directors:

Oi S.A. – In Judicial Recuperation

Minutes of the 210th meeting of the board of directors

Held on december 5, 2018

Eleazar de Carvalho Filho Chairman of the Board	Marcos Grodetzky Vice-Chairman
Ricardo Reisen de Pinho Marcos Bastos Rocha	José Mauro M. Carneiro da Cunha Maria Helena dos Santos F. Santana
Paulino do Rego Barros Jr Rodrigo Modesto de Abreu	Henrique José Fernandes Luz Wallim C. de Vasconcellos Junior

Oi S.A. – In Judicial Recuperation

Minutes of the 210th meeting of the board of directors

Held on december 5, 2018